BOB EVANS FARMS, INC.
3776 South High Street
Columbus, Ohio 43207
February 18, 2011
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Julie F. Rizzo, Attorney Advisor,
and John Dana Brown
Ladies and Gentlemen:
Pursuant to our discussion with Mr. Brown on February 16, 2011, we have received your comment letter dated February 11, 2010, regarding our Form 10-K for Fiscal Year Ended April 30, 2010 and our Schedule 14A filed August 3, 2010 (File Number 0-1667). We appreciate your granting an extension for us to respond and we expect to submit our response no later than March 7, 2011. This will allow sufficient time for an internal review of our response at all appropriate levels.

Sincerely, Bob Evans Farms, Inc.
By:	/s/ Mary L. Garceau
Mary L. Garceau
Vice President, General Counsel and Corporate Secretary